

February 10, 2015

DELIVERED ELECTRONICALLY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of Notice of Intent to Exclude from Ashford Inc. Proxy Materials a Shareholder Proposal of Unite Here
Securities Exchange Act of 1934-Rule 14a-8

Ladies and Gentlemen:

By letter dated January 23, 2015 (the "Letter"), Ashford Inc. (the "Company") notified the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in accordance with paragraph (j) of Rule 14a-8 promulgated under the Securities and Exchange Act of 1934, that it intended to exclude from its proxy statement and form of proxy for its 2015 annual meeting of stockholders a shareholder proposal and statement in support of that proposal that was submitted to the Company by Unite Here.

As requested by the Commission, we hereby withdraw the Letter.

If you have any questions about, or desire any additional information regarding, the matter discussed in this letter, please call me at 972-778-9207 or contact me at dbrooks@ashfordinc.com.

Respectfully submitted,

Ashford Inc.



By: ______________________
David A. Brooks, Chief Operating Officer and General Counsel

cc: Unite Here
275 Seventh Avenue
New York, NY 10001
Attention: JJ Fueser, Research Coordinator
jjfueser@unitehere.org

UNITEHERE!

275 Seventh Avenue, New York, NY 10001 • TEL (212) 265-7000 • FAX (212) 265-3415
WWW.UNITEHERE.ORG • facebook.com/UNITEHERE • @UNITEHERE

February 3, 2015

David A. Brooks, Secretary
Ashford Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

Via Facsimile: 972-980-2705, E-mail and Overnight Mail

Dear Mr. Brooks:

Without waiving our position that our proposal was properly submitted, this letter is to notify you that UNITE HERE withdraws our shareholder proposal for Ashford Inc.'s 2015 Annual Meeting.

Sincerely,



JJ Fueser
Research Coordinator, UNITE HERE
T: 416-384-0983 x 303
F: 416-384-0991
E: jjfueser@unitehere.org



ASHFORD

January 23, 2015

VIA E-MAIL: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Ashford Inc.—Notice of Intent to Exclude from Proxy Materials a Shareholder Proposal of Unite Here
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform the Securities and Exchange Commission (the "*Commission*") in accordance with paragraph (j) of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended ("*Rule 14a-8*"), that Ashford Inc., a Delaware corporation (the "*Company*"), intends to exclude from its proxy statement and form of proxy for the Company's 2015 Annual Meeting of Stockholders (collectively, the "*2015 Proxy Materials*") a shareholder proposal and the statement in support of that proposal (the "*Proposal*") that was submitted to the Company by Unite Here (the "*Proponent*") and is filing with the Commission its reason for excluding the Proposal from the 2015 Proxy Materials. Pursuant to paragraph (j) of Rule 14a-8, the Company:

- has filed this letter with the Commission no later than 80 days before the Company will file the definitive 2015 Proxy Materials with the Commission;

- has concurrently sent a copy of this letter to the Proponent.

Paragraph (k) of Rule 14a-8 and Staff Legal Bulletin No. 14D (avail. Nov. 7, 2008) ("*Staff Legal Bulletin 14D*") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Commission's Division of Corporation Finance (the "*Staff*"). By means of the copy of this letter sent to the Proponent as described above, we are informing the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company in accordance with paragraph (k) of Rule 14a-8 and Staff Legal Bulletin No. 14D.

The Company is not requesting that the Staff respond to this letter. Instead, as required by paragraph (j) of Rule 14a-8, the Company is simply notifying the Staff of its intent to exclude the Proposal from its 2015 Proxy Materials pursuant to paragraph (b)(1) of Rule 14a-8.

The Proposal.

The Proposal reads as follows:

> Resolved, that Ashford Inc. shareholders recommend the board of directors take all necessary steps to re-establish shareholders' right to remove directors without cause by a majority of votes cast at an annual general or special meeting.

A copy of the Proposal and the related correspondence from the Proponent, dated December 10, 2014, which were submitted to the Company on December 11, 2014 (the "*Submission Date*"), is attached hereto as Exhibit A (collectively, the "*Proponent's Correspondence*").

Basis for Exclusion: Rule 14a-8(b)(1)

The Company respectfully notifies the Commission that the Company intends to exclude the Proposal from the 2015 Proxy Materials because the Proponent had not "continuously held at least $2,000 in market value, or 1%, of the [C]ompany's securities entitled to be voted on the [P]roposal at the meeting for at least one year by the [Submission Date]" as the Proponent was required to do by paragraph (b)(1) of Rule 14a-8 and, therefore, the Proponent did not meet the eligibility requirements of paragraph (b)(1) of Rule 14a-8 and was not eligible to submit the Proposal to the Company for inclusion in the 2015 Proxy Materials pursuant to Rule 14a-8. The Company notes that, as permitted by the fourth sentence of paragraph (f)(1) of Rule 14a-8, the Company did not provide the Proponent with a notice of the deficiency in the Proponent's eligibility to submit the Proposal pursuant to paragraph (f)(1) of Rule 14a-8 because the particular failure of the Proponent to meet the eligibility requirement of paragraph (b)(1) of Rule 14a-8 could not be and cannot be remedied.

Analysis of the Basis for Exclusion.

The Company was incorporated on April 2, 2014 by Ashford Hospitality Trust, Inc., a Maryland corporation ("*Ashford Trust*"), and had not existed prior to that date as any form of business organization. The Company's sole class of voting securities is its class of common stock, par value $0.01 per share (the "*Common Stock*"). At all times prior to November 12, 2014, either Ashford Trust or a wholly-owned subsidiary of Ashford Trust was the sole stockholder of the Company. On November 12, 2014, Ashford Trust completed the partial spin-off of the Company by Ashford Trust distributing to the holders of its common stock (the "*Ashford Trust Common Stock*") by means of a pro-rata taxable dividend, a portion of the then outstanding shares of the Common Stock (the "*Spin-Off*").

In the Proponent's Correspondence, the Proponent represented to the Company that the Proponent was providing to the Company "[a] statement from Morgan Stanley, our custodial intermediary (DTC participant #0015), representing UNITE HERE's beneficial ownership of 51 shares of Ashford Inc., 8 of which were distributed upon the spinoff of Ashford Inc., and 43 of which were acquired on November 19, 2014" (the "*Morgan Stanley Statement*") and "[a] statement from Morgan Stanley, our custodial intermediary, representing UNITE HERE's beneficial ownership of 756 shares of Ashford Hospitality Trust, Inc. (Ashford Inc.'s sponsor) for a period of at least one year continuously."[1] The Proponent has at no time been the holder of record of any shares of the Common Stock.

In spite of the representation in the Morgan Stanley Statement (which is dated December 10, 2014, one day before the Submission Date), the Proponent has not held (and, in view of the date of incorporation of the Company, it was impossible for the Proponent to have held) any shares of the Common Stock continuously for at least one year by the Submission Date. Even if one applies the interpretive position the Staff took in *ESCO Electronics Corp.* (avail. Dec. 12, 1990) allowing tacking of holding periods for purposes of determining eligibility under paragraph (b)(1) of Rule 14a-8 in the context of a spin-off,[2] the Proponent may be deemed to have held only those eight shares of the Common Stock received in the Spin-Off (the "*Spin-Off Shares*") continuously for at least a one year period by the Submission Date if it continued to hold the Spin-Off Shares through the Submission Date. (Clearly, the other 43 shares of the Common Stock the Proponent represented it purchased on November 19, 2014 were purchased by the Proponent in the open market.) At no time were the Spin-Off Shares 1% or more of the outstanding shares of the Common Stock or were the Proponent's Ashford Trust Shares 1% or more of the outstanding shares of Ashford Trust Common Stock. At no time during the 60 days immediately prior to the Submission Date[3] was the market value of the Spin-Off Shares (or, for that matter, the portion of the market value of the Proponent's Ashford Trust Shares attributable to the assets of Ashford Trust that were assets of the Company at the time of the Spin-Off) $2,000 or more.

---

[1] We note that the Proponent failed to provide to the Company any statement from Morgan Stanley regarding the beneficial ownership of 756 shares of Ashford Trust (the "*Proponent's Ashford Trust Shares*"). Ashford Trust has informed the Company that as part of correspondence received by Ashford Trust from the Proponent on December 11, 2014 relating to matters involving Ashford Trust solely, the Proponent included a letter from Morgan Stanley, dated December 10, 2014, representing that the Proponent had owned 755 shares of the Ashford Trust Common Stock continuously for more than a year.

[2] In *ESCO Electronics Corp.*, the Staff allowed the proponents of a proposal to tack the period for which the proponents had held shares in a company spinning-off the registrant to the period for which the proponents had held the shares in the registrant for purposes of determining the proponents' eligibility to submit a proposal under Rule 14a-8, noting that, "prior to the spin-off of ESCO, [the proponents] held for more than one year an equity interest in the assets which became ESCO via their equity interest in [the company spinning off ESCO]."

[3] *See* Section C.1.a. of Staff Legal Bulletin No. 14 (avail. July 13, 2001) in which the Staff provided guidance that the market value of securities owned for purposes of determining eligibility under paragraph (b)(1) of Rule 14a-8 could be calculated by reference to market prices of the securities in question during the 60 calendar days prior to the date of submission of the proposal submitted pursuant to Rule 14a-8.

Conclusion.

For the reasons stated above, the Company has determined that the Proponent failed to meet the eligibility requirements of paragraph (b)(1) of Rule 14a-8 and was ineligible to submit the Proposal to the Company for inclusion in the 2015 Proxy Materials pursuant to Rule 14a-8 and, therefore, the Company may exclude the Proposal from the 2015 Proxy Materials in accordance with paragraph (b)(1) of Rule 14a-8.

We would be happy to provide you with any additional information and respond to any questions that you may have regarding this matter. If you want additional information or have any questions, please call me at 972-778-9207 or contact me at dbrooks@ashfordinc.com.

Respectfully submitted,

Ashford Inc.

By 

David A. Brooks, Chief Operating Officer
and General Counsel

cc: Unite Here
275 Seventh Avenue
New York, New York 10001
Attention: JJ Fueser, Research Coordinator
jjfueser@unitehere.org

Exhibit A

The Proponent's Correspondence (including the Proposal)

(Commences on the Following Page)

UNITEHERE!

275 Seventh Avenue, New York, NY 10001 • TEL (212) 265-7000 • FAX (212) 265-3415
WWW.UNITEHERE.ORG • facebook.com/UNITEHERE • @UNITEHERE

December 10, 2014

David A. Brooks, Secretary
Ashford Hospitality Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

Via Facsimile: 972-980-2705, E-mail and Overnight Mail

Dear Mr. Brooks:

I am submitting on behalf of UNITE HERE the enclosed shareholder proposal for inclusion in Ashford Inc.'s proxy statement and form of proxy relating to the 2015 Annual Meeting, pursuant to SEC Rule 14-a8.

Materials enclosed include:

- A copy of our proposal and supporting statement.
- A statement from Morgan Stanley, our custodial intermediary (DTC participant #0015), representing UNITE HERE's beneficial ownership of 51 shares of Ashford Inc., 8 of which were distributed upon the spinoff of Ashford Inc., and 43 of which were acquired on November 19, 2014.
- A statement from Morgan Stanley, our custodial intermediary, representing UNITE HERE's beneficial ownership of 756 shares of Ashford Hospitality Trust, Inc. (Ashford Inc.'s sponsor) for a period of at least one year continuously.

The following is intended to supply information requested by Ashford Inc. Bylaws:

The reason for presenting this proposal is stated in our supporting statement. We have no material interest in the proposal's subject other than that interest which all shareholders have in its enactment.

There is no short interest in Ashford Inc.'s shares, and we have not engaged in any hedging or derivative activity with respect to these shares. There were no agreements, arrangements or understandings with any other shareholders or others regarding risk management or to benefit from changes in Ashford Inc.'s share price, nor do any agreements exist to increase or decrease UNITE HERE's voting power.

We are aware of no 'Stockholder Associated Person' as defined in the Company Bylaws nor are we aware of any shareholder supporting our proposal yet. We do not presently ourselves or in concert with other shareholders intend to solicit proxies at the 2015 annual meeting.

UNITE HERE through our affiliates represents workers employed at hotels that are owned by Ashford Hospitality Prime and Ashford Hospitality Trust, Inc.'s client REITs.

We intend to hold these shares through the date of the upcoming Annual Meeting and will appear in person to bring this business before the meeting.

Please contact me at the number or email below regarding any issues or questions arising out of this submission.

Sincerely,



JJ Fueser
Research Coordinator
UNITE HERE
T: 416-384-0983 x 303
F: 416-384-0991

Shareholder proposal

Resolved, that Ashford Inc. shareholders recommend the board of directors take all necessary steps to re-establish shareholders' right to remove directors without cause by a majority of votes cast at an annual general or special meeting.

Supporting statement:

Ashford Inc. (AINC) was spun off from Ashford Hospitality Trust, Inc. (AHT) on November 12, 2014, during an ongoing shareholder solicitation for a Special Meeting of shareholders of AHT to vote on the advisability of the spin-off, and the loss of shareholder rights for AINC shareholders through the spin-off, among other proposed business.

AINC shareholders currently have few ways to hold our board accountable. Our board of directors has staggered terms, we can only remove directors for cause AND with the consent of a supermajority of shares. AINC opts into an anti-takeover statute, and has instituted a short term poison pill.

In the face of the solicitation of a special meeting at AHT, AHT's board (led by our CEO and Chair) committed to allow shareholders to vote on a proposal to declassify its board at the 2015 annual meeting. The restoration of the right to remove directors without cause by a majority vote will be contingent on the passage of the declassification proposal, according to Ashford's announcement. However, AINC insiders, who have been active buyers of our stock post spin-off, have not declared whether they will support either board declassification or the restoration of the right to remove directors.

AHT proposed this uncertain path towards the restoration of important shareholder rights at AINC when other major related party transactions – like the purchase of Remington Lodging – have been floated. (Remington Lodging is 100% owned by the CEO/Chair of AINC and his father). If transactions like the acquisition of Remington from Ashford Inc.'s Chair/CEO take place under terms unfavorable to public shareholders, they may be forced to wait more than a year to fully hold the company's board accountable.

The right to remove directors without cause by a majority vote is a distinct issue from the right to elect directors annually. For example, shareholders may wish to hold a board member accountable for his or her attendance at board meetings or leadership of a board committee, regardless of the timing of director elections. We believe that shareholders should have the opportunity to vote on the restoration of the right to remove directors independently, and urge shareholders to vote FOR this proposal.

James W. McClelland
Senior Vice President

Wealth Management
590 Madison Avenue
11th Floor
New York, NY 10022

direct 212 307 2845
fax 800 858 7358
toll free 800 544 1544

james.w.mcclelland@morganstanley.com

Morgan Stanley

December 10, 2014

To Whom It May Concern,

Please be advised that UNITE HERE owns 51 shares of Ashford Inc. (AINC) and has continuously owned these shares for more than one year. If you have any questions, please call me at 1-212-307-2845.

Sincerely,



James W. McClelland